CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Nevsun Resources Ltd.

We consent to the use of the following reports included in the annual report on Form 40-F of Nevsun Resources Ltd.:

1.

Auditors' Report to the Shareholders of Nevsun Resources Ltd. dated February 24, 2005, with respect to the consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended; and

2.

Auditors' Report to the Board of Directors of Nevsun Resources Ltd. dated February 24, 2005, with respect to the supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles".

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

February 24, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.